UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

                                     Commission File Number 001-14396

Asia Satellite Telecommunications Holdings Limited ________________________________________________________________________________

(Exact name of registrant as specified in its charter)

19th Floor, Sunning Plaza, 10 Hysan Avenue, Causeway Bay, Hong Kong, +852-2500-0888

________________________________________________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary shares of par value HK$0.10 per share

each listed on The Hong Kong Stock Exchange

_________________________________________________________________________________________________________________

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐
Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1. Exchange Act Reporting History

A.

Asia Satellite Telecommunications Holdings Limited (“AsiaSat”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) on June 18, 1996 when its American Depositary Shares (“ADS”) were listed on the New York Stock Exchange.

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B.

AsiaSat has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) of the Exchange Act and corresponding U.S. Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this form, and has filed more than one annual report under section 13(a).

Item 2. Recent United States Market Activity

AsiaSat has not sold its securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) during the 12 months preceding the filing of this Form 15F. AsiaSat’s securities were last sold in the United States in a registered offering under the Securities Act in 2001.
Item 3. Foreign Listing and Primary Trading Market

A.

Ordinary shares of AsiaSat, HK$0.10 par value per ordinary share, are listed and traded on the Hong Kong Stock Exchange, which exchange singly constitutes the primary trading market (as defined in Rule 12h-6(f)(5)) for AsiaSat’s ordinary shares.

B.

AsiaSat first listed its ordinary shares on the Hong Kong Stock Exchange on June 19, 1996 and has maintained this listing since the initial listing. Accordingly, AsiaSat has maintained a listing of its ordinary shares on the Hong Kong Stock Exchange for at least the 12 months preceding the filing of this Form 15F.

C.

For the 12-month period beginning on February 27, 2008 and ending on February 26, 2009, both dates inclusive (the “Recent 12-month Period”), the average daily trading volume (the “ADTV”) of AsiaSat’s ordinary shares in Hong Kong represented approximately 99.25% of the ADTV on a worldwide basis.

Item 4. Comparative Trading Volume Data

A.	The first and last days of the Recent 12-month Period used to meet the requirements of Rule 12h-6(a)(4)(i) are February 27, 2008 and February 26, 2009, respectively.
B.

For the Recent 12-month Period, the ADTV of AsiaSat’s ADSs in the United States (in terms of the underlying ordinary shares) was 514 and the ADTV of the ordinary shares on a worldwide basis was 68,429. Each of the ADSs represents ten ordinary shares.

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C.

For the Recent 12-month Period, the ADTV of the ADSs in the United States (in terms of the underlying number of ordinary shares) as a percentage of the ADTV of the ordinary shares on a worldwide basis was 0.75%.

D.

AsiaSat delisted its ADSs from the New York Stock Exchange effective January 28, 2008. As of that date, the ADTV of the ADSs in the United States (in terms of the underlying number of ordinary shares) as a percentage of the ADTV of the ordinary shares on a worldwide basis for the 12-month period preceding that date was 4.85%.

E.

On January 11, 2008, The Bank of New York (“BoNY”), as depositary of AsiaSat’s American Depositary Receipts (“ADR”) program, ceased issuing new ADRs at AsiaSat’s request. The deposit agreement dated September 28, 2001, entered into among AsiaSat, BoNY and the holders of ADRs from time to time, was terminated as of February 28, 2008. As of that date, the ADTV of the ADSs in the United States (in terms of the underlying number of ordinary shares) as a percentage of the ADTV of the ordinary shares on a worldwide basis for the 12-month period preceding that date was 5.78%.

F.	The source of trading volume information used for determining whether AsiaSat meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not Applicable.
Item 6. Debt Securities
Not Applicable.
Item 7. Notice Requirement

A.

On March 10, 2009, AsiaSat published a notice, required by Rule 12h-6(h), through a press release, disclosing its intent to deregister under section 12(g) and to terminate its duty to file reports under the Exchange Act. A copy of the press release was submitted to the Commission under cover of a Form 6-K filed on March 10, 2009.

B.

AsiaSat provided the press release to Associated Press, Bloomberg, Dow Jones and Reuters America, which disseminated the notice in the United States on March 10, 2009. Such notice was also posted on AsiaSat’s website (www.asiasat.com).

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Item 8. Prior Form 15 Filers

Not Applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

AsiaSat will publish the information required under Rule 12g3-2(b)(1)(iii), in English, on its web site (www.asiasat.com).

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Asia Satellite Telecommunications Holdings Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Asia Satellite Telecommunications Holdings Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

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March 10, 2009	By /s/ Peter Jackson	Chief Executive Officer
Date	Name	Title

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